FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2006

000-51025

(Commission File Number)

____________________________

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

(Translation of registrant’s name into English)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In January and February 2006, Ninetowns Digital World Trade Holdings Limited (the “Company”) issued press releases which are furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS DIGITAL WORLD

TRADE HOLDINGS LIMITED

By: /s/ Tommy S. L. Fork

Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:	March 3, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated January 23, 2006 regarding the Company’s scheduled fourth quarter 2005 results conference call.
99.2	Press release dated February 23, 2006 regarding the Company’s presence at the Deutsche Bank Access China Conference.
99.3	Press release dated February 27, 2006 regarding the Company’s report of fourth quarter and full year 2005 results.